Exhibit 99.1
News Release
TSX, NYSE-AMEX: NG

Anthony Walsh Joins the Board of Directors of NovaGold

March 26, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) is pleased to announce the appointment of Mr. Anthony P. Walsh to NovaGold’s Board of Directors, effective immediately.

Mr. Walsh has over twenty-five years of leadership experience in the mining industry where he held such senior positions as President and Chief Executive Officer of Miramar Mining Corporation, which in 2007 was sold to Newmont Mining Company, President and Chief Executive Officer of Sabina Gold and Silver Corporation and Senior Vice President and Chief Financial Officer of International Corona Corporation. Prior to joining the industry, he had a twelve-year tenure with Deloitte, Haskins & Sells, where he earned his Charted Accountant designation. Mr. Walsh currently serves on several Boards of Canadian exploration and development companies.

"On behalf of the Board of Directors, I would like to welcome Tony to NovaGold,” said Thomas Kaplan, Chairman of the Board. “He is a proven builder of shareholder value, which is the primary objective of this company. His successful experience in taking companies with major exploration and development projects in North America along the value chain will be particularly valuable as NovaGold enters the permitting phase for its Alaska-based flagship Donlin Gold project, one of the largest and highest-grade known open-pit gold deposits in the world.”

Mr. James Philip recently resigned from the Board for personal reasons. The Board wishes him all the best in his future endeavors and expresses its appreciation for his contribution to NovaGold where he served as a Director since 2003.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S. and British Columbia, Canada. The Company is focused on advancing its 50%-owned flagship property, Donlin Gold, one of the world’s largest known undeveloped gold deposits, which offers superior leverage to gold. NovaGold is also committed to maximizing value of its non-core assets with the spinout of the Ambler copper-zinc-gold-silver deposit in Northern Alaska into NovaCopper and the sale of the Galore Creek copper-gold-silver project. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227